SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 27, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 27, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

October 27, 2006
IVANHOE MINES RECEIVES US$303 MILLION FROM RIO TINTO
AS FIRST STEP IN THE STRATEGIC PARTNERSHIP TO JOINTLY BUILD
AND OPERATE THE OYU TOLGOI COPPER AND GOLD PROJECT
IN MONGOLIA
ULAANBAATAR, MONGOLIA — Robert Friedland, founder and Chairman of Ivanhoe Mines, and John Macken, Ivanhoe’s President and CEO, announced today that the company has closed the first tranche of its previously announced private placement financing with Rio Tinto for proceeds of US$303 million (CDN$345 million). Ivanhoe’s cash position now exceeds US$400 million.
On October 18, 2006, world mining leader Rio Tinto agreed to form a strategic partnership by investing in Ivanhoe and, through an Ivanhoe-Rio Tinto Technical Committee, will jointly engineer, construct and operate Ivanhoe’s Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. The agreement creates a defined path for Rio Tinto to become the largest shareholder in Ivanhoe Mines.
Rio Tinto has received 37.1 million Ivanhoe shares at a price of US$8.18 (CDN$9.31), representing a 25% premium to Ivanhoe Mines’ closing price on October 17, 2006 and a premium of 30% to Ivanhoe’s 20-day moving-average share price prior to October 17 of US$6.29. Rio Tinto now owns approximately 9.95% of Ivanhoe Mines’ issued share capital.
The agreement between Ivanhoe Mines (IVN: TSX, NYSE & NASDAQ) and London-based Rio Tinto (RTP: NYSE; RIO: LSX, ASX) provides for Rio Tinto to make additional investments in the equity of Ivanhoe Mines, under defined conditions, of up to approximately US$1.5 billion (CDN$1.7 billion). Ivanhoe has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.
Further investments by Rio Tinto in Ivanhoe Mines will be structured in the following stages:
•	Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an Investment Agreement between Ivanhoe and the Mongolian Government. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of 46.3 million shares at a subscription price of US$8.38 (CDN$9.54), giving total proceeds to Ivanhoe of a further US$388 million (CDN$442 million). The subscription price represents a 33% premium to Ivanhoe’s 20-day moving-average share price of US$6.29, and 28% to the closing price on October 17, 2006. Completion of the first and second tranches, and an additional top-up right, will give Rio Tinto up to 19.9% of Ivanhoe’s enlarged issued share capital, for a total combined investment of at least US$691 million (CDN$787 million).

•	In addition to the two private placements, Rio Tinto has been granted non-transferable warrants over approximately 92 million Ivanhoe shares — in two equal tranches of approximately 46 million shares — at various exercise prices. When exercised, the warrants will result in additional funds to Ivanhoe of up to US$808 million (CDN$920 million) that, when combined with the private placements, will total approximately US$1.5 billion (CDN$1.7 billion). These warrants entitle Rio Tinto to increase its interest in Ivanhoe to up to 33.35% of the company’s fully diluted share capital. Exercise of the warrants is conditional on the approval of Ivanhoe shareholders at an extraordinary general meeting to be convened in Vancouver, B.C., Canada, on November 30, 2006. A Management Information Circular is being prepared and soon will be mailed to all Ivanhoe Mines shareholders, who are shareholders of record on October 31, 2006.
Additional details of the strategic partnership between Rio Tinto and Ivanhoe, warrants and placement conditions can be found in Ivanhoe’s news release of October 18, 2006.
More information about the company, its mining interests and exploration projects is available at www.ivanhoemines.com.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the additional stages private placements, exercise of warrants, receipt of a long-term investment agreement and the development of the Oyu Tolgoi Project. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.
Note: Canadian dollar equivalents are shown for reference only and were calculated based on the Bank of Canada noon rate on October 17, 2006, of US$1=CDN$1.1380.